EXHIBIT 99.1

Mercator Minerals Ltd. 1050 – 625 Howe Street Vancouver, BC, Canada V6C 2T6 604.694.0005 (tel) www.mercatorminerals.com

NEWS RELEASE	# 2012-24

Mercator Minerals Announces Letter of Intent to Increase
Financial Flexibility

Vancouver, British Columbia – October 22, 2012– Mercator Minerals Ltd. (TSX:ML) (“Mercator” or “Company”) is pleased to announce today that its wholly-owned subsidiary, Mercator Minerals (Barbados) Ltd (“MMBL”), has a non-binding letter of intent with Silver Wheaton (Caymans) Ltd. (“Silver Wheaton Caymans”), a subsidiary of Silver Wheaton Corp., to amend the silver purchase agreement (“SPA”).

“Consistent with our recently announced refinancing, the proposed amendment of the SPA would enhance our immediate financial flexibility and our ability to support low-risk, fast payback growth projects at Mineral Park,” commented D. Bruce McLeod, Mercator’s President & CEO. “We value our partnership with Silver Wheaton and appreciate their continued support in growing the Company.”

MMBL has a non-binding letter of intent with Silver Wheaton Caymans to amend the SPA. The amendment, once executed, will provide MMBL the right to exercise at any time until August 31, 2014 to defer delivery of up to 50% of required silver deliveries for one year. All deferred silver will be delivered in equal installments over 18 months after the one year deferral period. MMBL will compensate Silver Wheaton Caymans for any shortfall arising from a decrease in the silver spot price at the time of the original delivery date until the date of actual delivery, including a 12% annualized interest rate. The amendment will also grant Silver Wheaton Caymans a right of first refusal on any future precious metal streams relating to the El Creston project.

The amendment is subject to any necessary approvals, the negotiation and execution of definitive binding documentation, the amendments to the Mineral Park credit facility and El Pilar pre-construction credit facility being refinanced as previously announced, and certain additional security arrangements being put in place.

About Mercator Minerals Ltd.
Mercator Minerals Ltd., a TSX listed Canadian mining company with the potential to have one of the fastest growing base metal profiles in its peer group, is a copper, molybdenum and silver producer with a diversified portfolio of high quality  assets in the USA and Mexico.  Mercator provides investors exposure to current copper, molybdenum and silver production from the large tonnage long life Mineral Park Mine in Arizona, as well as mid-term exposure to potential copper production from its El Pilar deposit in the State of Sonora in northern Mexico and longer term exposure of molybdenum and copper through the potential development of the El Creston deposit also in the State of Sonora in northern Mexico.

For further information please visit www.mercatorminerals.com or contact:
D. Bruce McLeod, P.Eng.	David Jan, CA
President & CEO	Head of Investor Relations & Communications
778.330.1290	778.330.1295
bmcleod@mercatorminerals.com	djan@mercatorminerals.com

On Behalf of the Board of Directors
MERCATOR MINERALS LTD.
D. Bruce McLeod, P.Eng.
President and CEO

Forward Looking Information
This press release contains certain forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995.  This information and these statements, referred to herein as "forward-looking statements", are not historical facts, are made as of the date of this press release and include without limitation, statements regarding discussions of the Company’s business strategy, future plans, projections, objectives, estimates and forecasts and statements as to management's expectations with respect to, among other things, financing plans, the completion of the transactions, the use of proceeds from the deferral, the ability to obtain necessary approvals, mine operations, projected mine life, and discussions of future plans, projections and objectives.  These forward-looking statements involve numerous risks and uncertainties and actual results may vary. Important factors that may cause actual results to vary include without limitation, certain transactions, certain approvals, unavailability of financing, delays in the receipt of government approvals, and changes in general economic conditions or conditions in the financial markets. In making the forward-looking statements in this press release, the Company has applied several material assumptions, including without limitation, the assumptions that: (1) market fundamentals will result in sustained copper and molybdenum demand and prices; and (2) any financing needed will be available on reasonable terms. The risks and assumptions are described in more detail in the Company’s Annual Information Form, audited financial statements and MD&A for the year ended December 31, 2011 on SEDAR (www.sedar.com). The Company does not assume the obligation to revise or update these forward-looking statements after the date of this news release or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.